

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2022

Yi Zuo
Chief Executive Officer
Four Seasons Education (Cayman) Inc.
Room 1301, Zi'an Building
309 Yuyuan Road, Jing'an District
Shanghai 200040
People's Republic of China

      Re: Four Seasons Education (Cayman) Inc.
           Form 20-F for Fiscal Year Ended February 28, 2022
           Response Dated November 4, 2022
           File No. 001-38264

Dear Yi Zuo:

We have reviewed your November 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2022 letter.

Response Dated November 4, 2022

Item 3. Key Information, page 5

1.   We note your response to comment 1. Please revise to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. We also note your disclosure that "PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of private education businesses." Please revise to clarify that PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of China-based issuers and in addition, on private education businesses. Please revise this disclosure throughout your

annual report.

2. We note your amended disclosure in response to comment 3; however it appears that you continue to use "we," "us," and "our" to reference the operations of your VIEs. Please revise throughout to refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, we note your statements "[a]s used in this annual report, "we," "us," "our company," and "our" refers to Four Seasons Education (Cayman) Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs ... " and "[a]s of the date of this annual report, all our PRC subsidiaries and VIEs ... ."

3. We note your amended disclosure in response to comment 4. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and Macau.

4. We note your response to comment 6. Please identify clearly the entity in which investors could purchase their interest. Also, please revise your structure chart to include the four entities owned by Shanghai Fuxi Information Technology Service Co., Ltd. and the two companies owned by Shanghai Four Seasons Education Investment Management Co., Ltd. Please elaborate on the 41 companies owned by Shanghai Four Seasons Education and Training Co., by including a description of the material operations of such subsidiaries, or another applicable description.

5. We note your amended disclosure in response to comment 7. Please revise the statement "[w]e effectively control each VIE through contractual arrangements among such VIE, its shareholder and our WFOE Shanghai Fuxi" and the bulleted list that states that the contractual arrangements allow you to (1) exercise effective control over each of the VIEs and its subsidiaries and (2) receive substantially all of the economic benefits of each VIE, along with any other similar statement, to clearly state that the control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP and that you are the primary beneficiary of the VIEs for accounting purposes.

6. We note your amended disclosure in response to comment 9. Please revise to disclose each permission and approval that your holding company is required to obtain from Chinese authorities to operate your business, if any, and revise your disclosure to clarify whether the holding company, in addition to the PRC subsidiaries and VIEs, have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for business operations. Additionally, we note that it appears that you intend to keep the following statement in your disclosure "based on the advice of our PRC counsel, we believe our PRC subsidiaries and VIEs have obtained the most of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations of our PRC subsidiaries and the VIEs in China ... ." Please elaborate on this statement, identify which licenses and permits are missing, and reconcile this disclosure with your statements that all licenses and permits that are necessary for

business operations have been obtained. With respect to permissions from the CSRC, we note your statement that "[b]ased on the Q&A, we were advised by our PRC Counsel, Fangda Partners, that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC." Please clarify whether your subsidiaries or the VIEs are required to obtain permissions from or complete filings with the CSRC. Also, please provide updated disclosure, similar to your amended disclosure in response to comment 13, regarding any permissions and approvals required by the Cyberspace Administration of China. Please revise to describe the consequences if you, your subsidiaries, or the VIE do not receive or maintain permissions or approvals from the PRC government. Finally, we note your statement regarding the uncertainty regarding certain licenses and permissions related to K9 Academic AST Services, research and academic study travel, learning technology and content solutions related to business. Please explain the uncertainty in further detail and state whether you have sought the opinion of counsel in obtaining such licenses and permissions. If not, please explain why not.

7. We note your response to comment 10. Your disclosure includes a $20 million dividend to holders of your ordinary shares of record. Please disclose the source of the dividend and explain the tax consequences.

General

8. We note your response to comment 16. Please revise to list the names of each director, officer, and member of senior management located in the PRC and Hong Kong.

Please contact Nicholas Nalbantian at (202) 551-7470 or Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin